2020 ANNUAL REPORT

2 | 2020 ANNUAL REPORT Protecting your assets. Building strong communities. Realizing your best future. Since we opened our doors in 1868, Busey has built a foundation of broad ﬁnancial capabilities, deep knowledge and close relationships that span generations. All with integrity as our leading guide. Through a steadfast commitment to balance sheet strength, proftability and growth—in that order—Busey remains a strong, independent fnancial organization. As we look to the future, we are grateful for your unwavering trust and support as we continue to build upon the Busey legacy. Busey. Service Excellence in Everything We Do. ENTRUST.

Service Excellence in Everything We Do | 3 Dear Fellow Shareholders Corporate Update & Strategy With strategic priorities at the forefront, Busey continues to follow a disciplined, consistent and sustained approach toward growth while advancing a customer-centric and collaborative culture as the foundation of your organization. Since 2014, we’ve grown from $3.7 billion to $10.5 billion in assets by executing a sequence of strategic plans—resulting in successful, intentional growth. Although 2020 was strongly influenced by the devastating impact of the coronavirus pandemic on our associates, customers and communities, Busey simultaneously continued to pursue its strategic agenda. Building on critical organizational accomplishments in recent years, key priorities in 2020 included: monitoring and managing the impact of the coronavirus crisis; leveraging technological systems and enhancing overall systems architecture; implementing and refining a regional organic growth model across all business lines; deepening our enterprise risk management framework; and refining merger and acquisition processes and practices to prepare for future acquisitive growth. Beginning in Q1 2020 with the onset of the global pandemic, teams across Busey quickly delivered impactful solutions to protect and inform associates while supporting the customers and communities we serve. As the situation unfolded, we mobilized technological resources to transition more than 60% of associates to remote-working environments to prioritize safety while maintaining productivity, all while continuing to serve customers in the new reality that would remain for the duration of 2020. Concurrently—and in response to mounting economic impacts to customers—Busey developed and implemented its Financial Relief Program in late March 2020. The program included waiving certain fees, along with offering payment deferral for qualifying personal, auto, mortgage and home equity loans. Supporting customers through various external and internal loan relief programs, Busey implemented a six- month Loan Modification Program for commercial and retail clients. Busey’s commercial team processed nearly 1,100 modifications impacting more than $1.1 billion in balances while Busey’s retail team implemented more than 1,000 modifications to portfolio loans impacting over $135.5 million in balances. In further support of business customers, Busey participated in—and quickly organized around—the Small Business Administration’s (SBA) Paycheck Protection Program (PPP), funding approximately $750 million in loans to more than 4,500 businesses in 2020, positively impacting 85,000 jobs across the businesses supported through these efforts. Through December 31, 2020, Busey ranked fourth in the number of PPP loans of all banks headquartered in Illinois, based on published call report data. PPP efforts required tremendous teamwork across the organization to meet limited time restraints and rolling SBA guidance to implement the unique application, credit analysis, approval requirements and loan forgiveness processes associated with the program. Busey’s pandemic response efforts were viewed positively by both associates and customers. A Customer Confidence Pulse Survey revealed 92% of customers had confidence in the organization’s ability to meet their needs while 84% expressed satisfaction with communications received during the pandemic. In a separate, internal COVID-19 pulse survey, 86% of associates agreed or strongly agreed that Busey communicated a clear plan of action in response to coronavirus. Due to PPP loan funding and other Federal Reserve liquidity measures in response to COVID-19, Busey surpassed the $10 billion asset threshold in 2020. While we passed this important threshold earlier than anticipated, preparations have long been in place as we have continued to pursue M&A partnerships with those best positioned to build upon your organization’s strong heritage. With the announcement of our intent to acquire Glenview State Bank, we continue to plan for the financial, operational and regulatory implications of this significant asset milestone. Despite the financial market volatility fueled by the pandemic, Busey Wealth Management generated substantial organic growth in 2020. New assets under care grew by more than $550 million, representing the second-best year in new asset generation for the team. With a 50% greater account-opening rate over 2019, tangible common equity1 (“TCE”), which increased to $921.1 million at December 31, 2020—an increase of 6.5% over $864.6 million at prior year-end. TCE represented 9.03% of tangible assets at December 31, 2020, compared to 9.26% the preceding year. As of December 31, 2020, Busey remained well- capitalized, exceeding regulatory standards with a Tier 1 Capital Ratio of 13.4% and Total Capital Ratio of 17.0%. Tangible book value per common share was $16.66 at December 31, 2020—up from $15.46 at December 31, 2019. The efficiency ratio for year- end December 31, 2020, was 55.68% compared to 61.29% for 2019. Busey remains focused on expense discipline— the efficiency ratios are impacted by acquisition expenses and other restructuring costs, resulting in an adjusted efficiency ratio1 of 53.02% and 56.35%, for the years ended December 31, 2020 and 2019, respectively. Busey’s Busey’s wealth management assets under care reached $10.2 billion at December 31, 2020. Additionally, promoting organic growth through organizational priorities, in January 2020 we successfully transitioned more than 100,000 customers to an enhanced eBank and Busey – Mobile app, offering improvements such as person-to-person (P2P) payments, faster payment processing, quick access to funds deposited through mobile deposit, improved debit card management options and access to eStatements. Modifications and enhancements to technological infrastructure and cybersecurity are integral to Busey’s scale, as we continue to improve the customer experience. By leveraging a regional growth model across all business lines, we strive to attract new customers and deepen existing customer relationships. This strategic focus on regionalization allows for “close to the customer” local leadership and decision-making while providing for efficiency and consistency through centralized, network- wide support services. Simply put, the regional model is about delivering best-in-class banking and wealth management services to our Pillars. Through these focus areas, strategic process improvements and investments in integrated technology platforms, we can serve customers more efficiently and effectively today and for years to come. As we reflect on a year like no other in recent memory, the organization is incredibly grateful for your trusted relationship and the opportunity to serve your unique financial needs. Capital Strength Through your support and our steadfast commitment to balance sheet strength, profitability and growth—in that order—Busey remains a strong, independent financial organization. Busey continues to navigate the economic environment triggered by COVID-19 effectively and prudently. We entered this crisis from a position of strength and remain resolute in our focus on serving our customers, communities and associates while protecting our balance sheet. First Busey’s investment grade credit rating with respect to its subordinated debt was affirmed by Kroll Bond Rating Agency in May 2020 after the onset of the pandemic. To further enhance our strong capital and liquidity positions, Busey completed a successful public offering of $125.0 million 5.25% Fixed-to-Floating Rate Subordinated Notes due 2030 during the second quarter of 2020. This issuance qualifies as Tier 2 capital for regulatory purposes. The organization’s strong capital levels, coupled with its earnings, have allowed us to provide a steady return to stockholders through dividends. We increased our dividend to $0.23 on January 12, 2021 to stockholders of record as of January 22, 2021 and payable on January 29, 2021— representing a nearly 5% increase from the previous quarterly dividend of $0.22 per common share and continuing an uninterrupted history of paying dividends to common stockholders since the bank holding company was organized in 1980. Another indicator of balance sheet strength is Busey’s net income was $100.3 million for the year-ended December 31, 2020, or $1.83 per diluted common share; adjusted net income1 was $108.7 million for the year-ended December 31, 2020, or $1.98 per diluted common share. During 2020, First Busey incurred $10.7 million in pre-tax non-recurring expenses relating to acquisitions and other restructuring costs. By remaining focused on effectively managing and allocating resources, Busey can continue to serve 1A non-GAAP financial measure, see Non-GAAP financial information in the Company’s 2020 Annual Report on Form 10-K for a reconciliation. 4 | 2020 ANNUAL REPORT

Service Excellence in Everything We Do | 5 customers’ needs, reward associates and provide returns to you, Busey’s valued shareholders. Leadership Continuing to deepen Busey’s customer base, improve business operations and leverage innovative, transformative technology across Busey and FirsTech, we were pleased to announce several leadership additions in 2020, helping advance the Busey organization. In September, Farhan Yasin assumed the position of Chief Technology Officer of Busey Bank and President & CEO of FirsTech. From infrastructure to telecommunications, Farhan will oversee all technology-focused initiatives and continue leveraging synergies of the technology efforts across both Busey and FirsTech. Farhan is a seasoned technology operator, founder, investor and advisor, working with technology companies around the globe. In September, Busey announced the appointment of Samuel Banks to the First Busey Corporation Board of Directors. As a director of Busey Bank since 1994, Sam has extensive experience serving as a director of a financial institution. His appointment brought the First Busey Corporation Board to 10 members. Sam is Chief Executive Officer and Executive Director of Don Moyer Boys and Girls Club in Champaign, an agency devoted to improving and inspiring the lives of children since its founding in 1968. In September 2020, Sam announced intended plans to retire as executive director of the Don Moyer Boys and Girls Club in June 2021. Prior to joining the Boys and Girls Club in May 2012, he served as President and Chief Executive Officer of Glenwood Academy in the Chicago area and Cunningham Children’s Home in Urbana, Illinois; providing decades of leadership for two of the oldest and most notable child service organizations in Illinois. Effective July 2020, Greg Lykins announced his transition from Chairman of First Busey’s Board of Directors to his new role as Vice-Chairman of the Board, continuing a longstanding legacy as a senior advisor of the company. Greg has been an invaluable director of Busey and Main Street Trust, Inc.—prior to its merger with First Busey—since

1994, and we are grateful his leadership role with Busey and his service to the Board will continue. Personifying the organization’s vision of service excellence in everything he does, Greg has been a senior executive at Busey for nearly 40 years, holding various positions including Chairman, CEO and President of Main Street Trust, Inc. and President and CFO of First Busey Corporation. We have been extremely fortunate to have Greg at the helm these many years, and we look forward to his guidance and counsel in his continuing role with your company. Our pursuit to attract and retain the best and brightest directors, leaders and associates remains constant. By actively transitioning key leadership roles in support of a $10 billion and growing organization, we remain focused on aligning teams for agility, responsiveness, expertise and service excellence. Best-In-Class Teams Across the organization, a deliberate approach to talent management has built high-performing, knowledgeable and accountable teams. To support the needs of a growing organization, we continue to implement best-in-class talent management and development practices. Driven by positive and engaged associates, Busey’s achievements in 2020 were unmatched. We are deeply humbled to be consistently recognized nationally and throughout our local organizational footprint as a Best Place to Work and Healthiest Employer. Busey is honored to be named among the Best Banks to Work For in the U.S. by American Banker since 2016 and a Best Place to Work in Money Management by Pensions and Investments since 2018. Additionally, Busey was again named among the 2020 Best Places to Work in Illinois by the Daily Herald Business Ledger and Best Companies Group; the 2020 Best Places to Work in Indiana by the Indiana Chamber of Commerce and Best Companies Group; and the 2020 Best Companies to Work For in Florida by Florida Trend and Best Companies Group. In a year defined by health and wellness, Busey was also honored to win the St. Louis Business Journal’s 2020 Healthiest Employers recognition and to once again be named a finalist for 2020 Illinois’ Heathiest Employers, presented by Cigna and Crain’s Content Studio. Showcasing Busey’s intentional investment in its workforce, and for the fourth consecutive year, Busey received the 2020 BEST Award presented by the Association for Talent Development, which recognizes organizations globally that demonstrate successful associate talent development. We are grateful for these third-party accolades that help showcase Busey’s unique advantage to those outside of our organization while bringing a sense of pride to the 6 | 2020 ANNUAL REPORT

Service Excellence in Everything We Do | 7 associates working diligently each day to serve one another and our Pillars. Providing unwavering guidance, leadership and support, we continue to develop exceptional teams that seek to build upon the positive and collaborative culture of this remarkable organization. Looking Forward On December 27, 2020, the Economic Aid Act became law, extending the authority to make PPP loans through March 31, 2021 and revising certain PPP requirements. On January 6, 2021, the SBA issued Interim Final Rules related to first and second draw loans under the PPP and Busey began actively assisting customers under the extended PPP programs. Your organization remains steadfast in its response to the pandemic, addressing these challenges promptly, thoughtfully and strategically. Over the past year, the entire Busey organization banded together to ensure we are supporting Busey’s Pillars through these unprecedented times. Similarly, we are equally as diligent in efforts to identify new acquisition partners to propel Busey forward. On January 19, 2021, First Busey signed an agreement to acquire Cummins-American Corp. (CAC), the holding company for Glenview State Bank (GSB)—comprised of seven branches in the greater Chicagoland market, specifically the NorthShore and Northwest communities, with $1.4 billion in assets and $1.1 billion in wealth assets under care. The GSB partnership will enhance Busey’s existing deposit, commercial banking and wealth management presence in the Chicago-Naperville-Elgin, IL-IN-WI Metropolitan Statistical Area, improving deposit market share from 32nd to 20th while increasing our full-service branch footprint to 75 banking centers, including 60 throughout Illinois. The pro forma franchise, based on December 31, 2020 balances, will have combined total assets of $11.9 billion and over $11.3 billion in wealth assets under management. It is anticipated GSB will be merged with and into Busey Bank at a date following the completion of the CAC merger—expected in the second quarter of 2021, subject to customary conditions and required approvals. At the time of the bank merger, GSB banking centers will become banking centers of Busey Bank. Strategic acquisitions have resulted in successful, intentional growth for Busey’s banking and wealth management services. These strategic partnerships are developed with like-minded organizations best positioned to build upon Busey’s strong heritage—in Southwest Florida with Investors’ Security Trust, a prominent wealth management firm, closing in September 2019; across the metro east area of St. Louis with TheBANK of Edwardsville in January 2019; in west central Illinois with South Side Bank in October 2017; reaching Chicagoland with First Community Financial Bank in July 2017; entering Greater St. Louis with Pulaski Bank in April 2016; and expanding in the Peoria, Illinois area with Herget Bank in January 2015. Thank you for your support of our continued growth as we unite with another customer- and community-centric organization, offering significant growth possibilities for all of our Pillars—associates, customers, shareholders and communities. Summary Over the past several decades, there have been numerous periods of tremendous economic expansion and contraction. While the early ‘80s and ‘08 recessions were quite significant, the devastating reach of the coronavirus pandemic and the resulting health and socioeconomic uncertainties have been unprecedented. Since mid-March 2020, the sweeping impacts and significant resources needed to respond to the pandemic— and ensuing dynamic changes to business, competitive and economic conditions—necessitated constant evaluation and thoughtful reprioritization of strategic initiatives and priorities throughout the year. Despite unparalleled challenges brought on by COVID-19, Busey has remained poised to respond and adjust to the global crisis while acting as a source of strength for associates, customers and communities. Through sheer determination and dedication, the organization’s nearly 1,400 associates reaffirmed the spirit and strength of Team Busey with empathy, understanding and compassion. Simply stated, the performance of our associates during this pandemic has been truly remarkable. One learns more during times of trouble and uncertainty—I learned how much of a true blessing it is to work alongside our Busey associates. Because of a remarkable foundation—resilient associates, loyal customers, united community support and committed shareholders—we are in position to continue the organization’s organic and acquisitive growth. By remaining efficient, nimble and responsive, Busey continues to serve customers’ needs, reward associates for performance, and provide total value to you, our loyal shareholders. It is with sincere appreciation that I thank you, valued shareholders, for your sustained support. VAN A. DUKEMAN, CFA Chairman, President & Chief Executive Officer First Busey Corporation

8 | 2020 ANNUAL REPORT 2020 Progress for Pillars The Busey Promise to 4 Pillars All relationships begin with the Busey Promise. We embrace and consistently fulfill the Busey Promise to 4 Pillars— associates, customers, shareholders and communities. Associates We recruit and retain the best and brightest associates— serving as Busey’s front-line relationship managers; we entrust them to be knowledgeable, trustworthy, friendly, responsive, humble, positive and resilient. Customers We are customer-centric and organizationally aligned to anticipate and exceed the needs of customers. Customers are the core of everything Busey. Shareholders By exceeding the needs of customers through the efforts of talented associates and strengthened communities, shareholders are rewarded with the sustained financial results and profitability they expect from Busey. Communities Being a community financial services organization means being a good corporate neighbor—partnering for purpose and progress. We partner with customers and associates in support of communities, providing support financially and with service hours, and contributing as active community leaders. To achieve a vision of service excellence, Busey works tirelessly to fulfill promises made to the Pillars of your organization. Nearly 1,400 associates with an average tenure of 8 years More than 25 opportunities for both peer-to-peer and leadership-to-associate recognition and appreciation 227 issues of Busey’s internal eNewsletter, Between the Lines 213 associate Service Milestones recognized in 2020 100 associates featured as Faces of Busey since 2018, celebrating their stories and talents and receiving 40,000+ reactions and comments on social media 44,500+ training hours completed in 2020 More than 12,700 hours committed to both sales & service and corporate training programs by over 800 participants 53% of Busey associates are actively participating in programming designed to further their capabilities 95% engagement in the B Well health and wellness program Named 2020 Healthiest Employer and finalist since 2018 by St. Louis Business Journal and an Illinois’ Healthiest Employer finalist since 2017 by Cigna and Crain’s Content Studio Thoughtful, honest feedback earned Busey titles of: ASSOCIATES. Three COVID Pulse surveys conducted in the last 12 months revealed an average of 89% of associates agree that Busey has communicated a clear plan of action in response to the pandemic and 85.5% of associates find it easy to access health and wellness benefits $3.5+ million in associate cash incentives and HSA contributions since 2015 through B Well Supported associates in need with nearly $30,000 in Associate Assistance Funds through December 31, 2020 COVID-related Emergency Sick Leave granted to 334 associates for nearly 17,000 hours–an average of 51 hours/ associate and a total of $305,000 • Best Banks to Work For in the U.S. since 2016 • Best Places to Work in Illinois since 2016 • Best Companies to Work For in Florida since 2017 • Best Places to Work in Money Management since 2018 • Recognized as a BEST Award winner since 2017

Service Excellence in Everything We Do | 9 Over 180,000 total households served Nearly 70 banking centers in Illinois, Missouri, Florida and Indiana More than 100,000 Busey – Mobile App users 32,000+ surcharge-free MoneyPass® ATMs Named a 2020 Best Large Bank by St. Louis Small Business Monthly by more than 18,000 readers casting their vote In 2019, Busey earned a Net Promoter Score® (NPS) of 50.7, well above the Financial Services Industry bench- mark of 34. Although full NPS surveys were put on hold in 2020 due to COVID-19, pandemic response surveys were launched as well as line of business responses Of the business lines surveyed, Busey’s 2020 CSAT, or Customer Satisfaction score, was 9.3 out of 10 In addition to NPS and CSAT surveys, Busey publishes a A June 2020 Customer Confidence Pulse Survey revealed that 92% of customers had confidence in Busey’s ability to meet their needs and 84% were satisfied with Busey’s pandemic-related communication In response to COVID-related hardships, Busey launched the Financial Relief Program, which waived certain fees and penalties and offered payment deferral for qualifying loans 86.0 Net Promotor Score for FirsTech—an increase of nearly 17 points from 2019 and more than double the industry average Millions of transactions processed annually by FirsTech at 5,800+ agent locations in 46 states Growing forward, together, pending approvals, with Glenview State Bank in northeast Illinois CUSTOMERS. bi-annual State of the Customer Report after gathering and implementing feedback from thousands of customers. Most recently, Busey used the 2019 insight of nearly 18,000 customers to shape our servicing model and business solutions, while also improving eBank, our online and mobile banking platform. To read the full report, visit busey.com/customerreport

Abe Lincoln's Hat
Busey

COMMUNITIES.

- **$1+ million** donated annually to organizations in need
- Nearly **$400,000** gifted during the 2020 United Way corporate campaign
- Since 2015, Busey associates volunteered more than **50,000** hours
- **$210,000** donated through *Pay It Forward Fridays* jeans days since 2015
- **235,000+ meals** donated to area food banks since 2012 during ***Promise a Plate***
- **$135,000+** in scholarships awarded to support academic growth of low-to-moderate income students across the communities we serve
- Installed **15 Little Free Libraries** in 2020, promoting connection, community and literacy
- Launched in 2020, **Busey Drives Generosity** is a monthly campaign encouraging associates to give generously through donation drives at each location. From socks and dental supplies to shelf-stable food and more, tens of thousands of items have been donated to neighbors in need
- The Community Banking Team offers nearly **100 proactive, focused events**, including homeowner education workshops, financial literacy seminars, credit education classes and first-time homeowner events
- 2 issues of ***The Pillar*** magazine published annually
- **Complimentary Wealth Management webinars** hosted monthly covering a wide range of topics, from financial challenges facing women to estate planning and more
- Countless educational articles, columns and pod-casts in our blog, ***Money Matters***, on **busey.com**
- Secured more than 4,500 loans through the Paycheck Protection Program (PPP), totaling nearly **$750 million** while impacting more than 85,000 local jobs

Associates, customers, shareholders and communities—the Pillars of Busey—truly shape the future of the organization. Through invaluable input, these Pillars help make the Busey organization remarkable!

10 | 2020 ANNUAL REPORT

Service Excellence in Everything We Do | 11 Service Leaders Executive Management Jeffrey D. Jones EVP, Chief Financial Officer First Busey Corporation Amy L. Randolph Chief of Staff and EVP, Pillar Relations First Busey Corporation John J. Powers EVP, General Counsel First Busey Corporation First Busey Corporation Board of Directors Thomas G. Sloan Director Since 2010 Robin N. Elliott President & Chief Executive Officer Busey Bank Van A. Dukeman Chairman, President & Chief Executive Officer First Busey Corporation Monica L. Bowe EVP, Chief Risk Officer First Busey Corporation Van A. Dukeman Chairman, First Busey Corporation Director Since 2007 Samuel P. Banks Director Since 2020 George Barr Director Since 2017 Stanley J. Bradshaw Director Since 2016 Michael D. Cassens Director Since 2019 Karen M. Jensen Director Since 2019 Frederic L. Kenney Director Since 2018 Stephen V. King Director Since 2013 Gregory B. Lykins Vice-Chairman, First Busey Corporation Director Since 2007

12 | 2020 ANNUAL REPORT As of December 31, 2020, First Busey Corporation (NASDAQ: BUSE) was a $10.54 billion financial holding company headquartered in Champaign, Illinois. Corporate Profile Busey Bank, the wholly-owned bank subsidiary of First Busey Corporation, had total assets of $10.52 billion as of December 31, 2020 and is headquartered in Champaign, Illinois. Busey Bank currently has 53 banking centers serving Illinois, 10 banking centers serving Missouri, four banking centers serving southwest Florida and a banking center in Indianapolis, Indiana. Through Busey Bank’s Wealth Management division, the Company provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of December 31, 2020, assets under care were $10.23 billion. Busey Bank owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately 28 million transactions totaling $8.3 billion on an annual basis. FirsTech, Inc. operates across all of North America, providing payment solutions which include but are not limited to; electronic payments, mobile payments, phone payments, remittance processing, in person payments and merchant services. FirsTech, Inc. partners with 5,800+ agents across the U.S. More information about FirsTech, Inc. can be found at firstechpayments.com. Busey has been named a Best Place to Work across the company footprint since 2016 by Best Companies Group. We are honored to be consistently recognized by national and local organizations for our engaged culture of integrity and commitment to community development. For more information about us, visit busey.com.

Service Excellence in Everything We Do | 13 Shareholder Information First Busey Corporation Headquarters 100 W. University Ave., Champaign, IL 61820 217.365.4500 busey.com Annual Meeting The 2021 Annual Meeting of Shareholders of First Busey Corporation will be held virtually on Wednesday, May 19, 2021 at 5:30 p.m. CT and may be attended at virtualshareholdermeeting.com/BUSE2021. Proxy materials can be accessed at proxyvote.com using your Control Number. First Busey Corporation Common Stock First Busey Corporation common stock is listed on the NASDAQ Global Select Market under the symbol BUSE. Annual Report on Form 10-K A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission can be found at busey.com. Corporate Social Responsibility (CSR) Report Built on a tradition of outstanding service through close relationships and broad financial capabilities across all constituencies we serve, First Busey understands the importance of playing a role in bettering our vibrant communities. Featuring that purposeful action and civic responsibility, First Busey is pleased to publish its first- ever Corporate Social Responsibility Report (the “CSR Report”). Addressing topics such as ethics & governance, diversity & inclusion, social responsibility and environmental sustainability, the CSR Report examines First Busey’s commitment to the associates, customers and communities we serve. First Busey’s introductory report is particularly meaningful amidst the unprecedented fallout from the COVID-19 pandemic. As we continue to navigate the societal and economic impacts of the pandemic, we are most grateful to serve the unique and diverse financial needs of our communities. To view the full CSR report, visit busey.com/CSR. Stock Transfer Agent Computershare, P.O. Box 30170, College Station, TX 77842-3170. The transfer agent can be accessed at computershare.com/investor.

Special Note Concerning Forward-Looking Statements Statements made in this document, other than those concerning historical financial information, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey (the “Company”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the Company’s ability to control or predict, could cause actual results to differ materially from those in the Company’s forward-looking statements. These factors include, among others, the following: (i) the strength of the local, state, national and international economy (including the impact of the new presidential administration); (ii) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), or other adverse external events that could cause economic deterioration or instability in credit markets; (iii) changes in state and federal laws, regulations and governmental policies concerning the Company’s general business; (iv) changes in accounting policies and practices, including CECL; (v) changes in interest rates and prepayment rates of the Company’s assets (including the impact of the London Inter-bank Offered Rate phase-out); (vi) increased competition in the financial services sector and the inability to attract new customers; (vii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (viii) the loss of key executives or associates; (ix) changes in consumer spending; (x) unexpected results of current and/or future acquisitions, which may include failure to realize the anticipated benefits of any acquisition and the possibility that the transaction costs may be greater than anticipated; (xi) unexpected outcomes of existing or new litigation involving the Company; and (xii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect its financial results, is included in the Company’s filings with the Securities and Exchange Commission. Member FDIC

Since 1868, Busey has partnered with businesses and families to establish impactful, enduring legacies. It’s our dedication to associate excellence, customer service, community improvement and expanding shareholder value that guides our actions each and every day. We thank you for allowing us the opportunity to serve you, your family and your community for generations. BUILD.

First Busey Corporation 100 W. University Ave., Champaign, IL 61820 217.365.4500 | busey.com | NASDAQ: BUSE Busey 2021 | All Rights Reserved Busey’s Financial Suite of Services: